Exhibit 1

ASX ANNOUNCEMENT

5 August 2016

WESTPAC GROUP CHIEF OPERATING OFFICER TO RETIRE

Westpac Group Chief Executive Officer (CEO), Brian Hartzer, today announced that John Arthur, Westpac Group’s Chief Operating Officer (COO), has decided to retire from Westpac.

Mr Arthur, who joined Westpac in 2008, as Group Executive, Counsel and Secretariat, was appointed COO in December 2011 with a portfolio that included responsibility for Group technology. His current responsibilities span contact centres, procurement, property, analytics, banking operations, enterprise investments, compliance, legal and secretariat services.

Mr Hartzer said Mr Arthur has made a significant contribution to the organisation, applying his deep commercial expertise and strategic and operational insights to ensure the Group better supports both bankers and customers.

“Under John’s leadership we have made significant progress in delivering our Service Revolution strategy. John has reshaped how our operations and support teams help our customer facing employees, in turn delivering an even better customer experience.

“On behalf of Westpac I would like to thank John for his commitment and insight, and the support he has provided to me as CEO.”

In response to this change, Mr Hartzer has also announced changes to the management of Mr Arthur’s current portfolio following his retirement. This included elevating the role of Group General Counsel & Chief Compliance Officer to the Executive Team.

“As with any change, we have taken the opportunity to review our Executive Team’s responsibilities. I am delighted to announce that Rebecca Lim, the Group’s General Counsel & Chief Compliance Officer, will now join the Group Executive Team, reporting to me.

“Rebecca’s appointment to the Group Executive Team reflects the bench strength of our internal talent base. Having held a number of senior positions across the Group for the last 15 years, Rebecca is a seasoned and well regarded executive of the highest personal integrity,” Mr Hartzer said.

Mr Hartzer also announced changes designed to accelerate the delivery of the Group’s Service Revolution strategy, with Gary Thursby taking on the expanded role of Group Executive, Strategy, Transformation & Business Services, with responsibility for the organisation’s strategy and transformation portfolios.

“Bringing together these critical areas makes absolute sense. We have an ambitious transformation agenda designed to make us one of the world’s great service companies and ensuring our strategy and transformation functions work closely together will help us to deliver on it,” Mr Hartzer said.

In other changes announced today, George Frazis, Chief Executive Consumer Bank, will take on responsibility for the Group’s contact centres.

These new appointments and expanded roles are effective 1 October 2016. All other responsibilities of the Executive Team remain unchanged.

Westpac Group Executive Team Structure

About Rebecca Lim

Rebecca Lim was appointed Group General Counsel of Westpac in December 2011 and in 2013 took on responsibility for the Group’s Compliance portfolio. On joining Westpac in 2002, Ms Lim worked across a number of legal teams, including Mergers & Acquisitions, Group Corporate and Treasury. She then held a number of senior positions in the Group, including Chief of Staff to the CEO, General Manager, St.George Private Clients and General Manager, Human Resources for the St.George Banking Group.

Ms Lim commenced her legal career in private practice at Blake Dawson Waldron (now Ashurst) before joining Skadden, Arps, Slate, Meagher & Flom LLP, where she worked in both New York and London. She has a Bachelor of Laws (Hons) and a Bachelor of Economics from the University of Queensland.

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